5     CODE OF ETHICS

5 .1 OV ERVIEW

TiAM has many important assets, but the most valuable is our established and unquestioned reputation for integrity. As professionals, we are judged by our conduct, and we must act in a manner that merits the trust and confidence of our customers and the public in general. Because of the nature of the investment advisory business, many people hold us to a higher standard than the general business world. TiAM has adopted this Code of Ethics ("Code") to help ensure that it retains its integrity and continues to merit trust and confidence. Additionally, TiAM's associated persons that are CFA Institute members are also expected to comply with CFA lnstitute's Code of Ethics and Standards of Professional Conduct.

TiAM and its employees owe an undivided duty of loyalty to TiAM's clients and must place client interests first at all times. Employees will, in varying degrees, participate in or be aware of fiduciary and investment services provided to registered investment companies, institutional investment clients, employee benefit trusts and other types of investment advisory clients. Our fiduciary relationship mandates adherence to the highest standards of conduct and integrity.

Accordingly, employees acting in a fiduciary capacity must carry out their duties for the exclusive benefit of client accounts. Employees must avoid any activity that might create an actual or potential conflict of interest and should never take unfair advantage of their positions with TiAM. Employees may not cause a client to take action (or fail to take action) for the employee's personal benefit, rather than for the benefit of the client.

5 .2 D E FI NITIONS

The following terms are used commonly throughout this Code. There are several other technical definitions that may apply to the requirements set forth in the Code, and you are encouraged to consult with Compliance for clarification, if needed.

1.	An "Access Person" of TiAM is any employee that:

•	Has access to non-public information regarding any clients' purchase or sale of securities, or non-public information regarding the portfolio holdings of any mutual fund that TiAM advises; or

•	Is involved in making securities recommendations to clients, or who has access to such recommendations that are non-public.

2.	An "Advised Fund" is a registered investment company for which TiAM serves as adviser or sub-adviser .
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5 .3 G E N ERA L GUI DA NCE

In most situations, our personal values and integrity will guide us to the right decision. However, we must always keep in mind how our actions affect the credibility of TiAM. For this reason, our business ethics must reflect the highest values and standards of conduct outlined in this Code. We encourage each employee to ask questions, seek guidance and express any concerns they may have. When in doubt, directors , officers and employees should ask themselves the following questions:

•	Is my action legal? If so, is it also ethical?
•	Are my actions honest in every respect?
•	Would I be proud to read about my action in the newspaper?
•	Can I defend my action with a clear conscience?
•	Would it be helpful to ask for guidance before taking any action?

If your answers to these questions are troubling in any respect, it may be that whatever you are considering is not the correct or appropriate course of action and you should contact Compliance or Executive Management with any questions.

5 ..4 CO N F LICTS OF INTER EST

A major component of carrying out our fiduciary duties to our clients involves the awareness and disclosure of actual and potential conflicts of interest. A conflict of interest occurs when the best interests of TiAM and/or its employees are contrary to the interests of our clients. A conflict situation can arise if you have a personal financial or other interest that may make it difficult to perform your duties objectively and effectively. Conflicts of interest may also arise if you or a family member or another organization in which you have an interest receives a personal benefit as a result of your position with TiAM.

All Access Persons must disclose actual or potential conflicts of interest to Compliance, so that they may be adequately disclosed and mitigated.

5 .5 CO MP LIA NCE WITH FEDER A L S ECU RITIES LA W S, R ULES, A N D R EG U LATIONS

You must conduct yourself in a manner which is in full compliance with all applicable laws, rules and regulations, as well as with all of TiAM's other policies and procedures. Activity or behavior which would be criminally or civilly actionable is deemed not to be in compliance. TiAM's Chief Compliance Officer has an "open door" policy and all employees may feel free to seek guidance whenever a regulatory matter comes into question.

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